INVEST IN **CURIOUSER.AI**

AI digital identity for the self-employed | 200+ customers, near-zero churn, led by a top AI voice


curiouser.ai
Stand out in a world of generic AI.
Invest from $100
While everyone else is building AI to replace you... we built Alice to help you become irreplaceable.
BUILT BY TEAM FROM
HARVARD UNIVERSITY
Berkeley

curiouser.ai Salt Lake City, UT

Technology | B2B | SaaS | AI | Subscription

Highlights

1. 200+ paying customers at $25/mo with 60% trial-to-paid conversion vs. a 3% industry average
2. Strong unit economics with 85%+ gross margins
3. 6,000+ on the waitlist and 75,000+ LinkedIn followers in under a year, zero CAC
4. Near-zero churn on Alice with customers paying continuously for almost a year
5. Proprietary 245-point scoring engine trained on 7 million LinkedIn impressions
6. $330,000 raised in previous pre-seed angel round
7. Led by Stephen Klein: Harvard MBA, Berkeley faculty, with previous exit ($100M raised, acquired)
8. Advisors: a former State AG, UCLA law faculty, AWS AI Lead, Morgan Stanley MD, Ethics Prof. at NYU.

Featured Investors

Josh Collins Follow
Syndicate Lead

Invested $40,000

"I have known Stephen Klein for more than 30 years. We were section-mates at Harvard Business School and spent two years together in the same study group, meeting every morning at 6:30 a.m. in the kind of environment where you truly get to see how someone thinks, leads, handles pressure, and treats people.

Having known Stephen for three decades, I can honestly say he is one of the most original and creative thinkers I have ever met. Even at HBS, he consistently challenged conventional thinking. He focused less on chasing trends and more on understanding what truly creates lasting value. That trait has only deepened over time.

My business partner and I, through our investment company Collins Willmott & Co. LLC, chose to lead the financing round of Curiouser.AI because we believe in Stephen as a creative innovator, and we believe in the mission of the company he is building.

What Stephen and his team are building with Curiouser.AI reflects exactly who he has always been. While much of today's AI industry is focused on speed, automation, and substitution, Curiouser is building something fundamentally different – an AI designed to elevate human thinking rather than replace it. In a market filled with noise and hype, this values-first, augmentation approach feels both principled and strategically sound.

The team Stephen has assembled is truly world-class. It is unusually diverse, with a majority of the team being women, bringing a breadth of perspective to a sector often characterized by homogeneity. The depth of technical and product talent across the organization is exceptional, and the collective discipline and commitment to building something meaningful stands out.

I support Stephen and Curiouser.AI publicly because I trust his leadership, his integrity, and his ability to combine deep strategic thinking with genuine human values.

If the future of AI is going to create something meaningful rather than merely efficient, this is exactly the kind of company that can help lead the way.

Josh Collins

Lead Investor
Advisory Board Member
Curiouser.AI

Managing Member
Collins Willmott & Co. LLC"

Other investors include Stephen Straus, Mark Diker, Romy Coquillette, Carolyn Carpeneti & 80 more

Team



Stephen Klein Co-Founder & CEO

3x founder who has raised more than $100M in institutional funding. Harvard MBA, Berkeley faculty member teaching AI Ethics and Entrepreneurship.



Marcel Olsder Co-Founder & CTO

MS in IT and BS in Econometrics from the University of Groningen, formerly VP of Engineering at LOYAL3 and Caribou Financial.



Stephanie Bittar COO

Former Senior Manager of Strategy & Operations at West Monroe and Chief of Staff at AI-pharma company Evozyne.



Naisargi Thakkar AI Experience Director

Northeastern University–trained UX designer specializing in AI product experience and research.



Barkha Shah Senior Engineer

Architect of high-performance infrastructure across IoT, supply chain, finance, and e-commerce.



Manavi Ghorpade Full Stack Developer

AI product research specialist from California State University.



Natalia Hildreth Digital Marketing & Communications

Sechenov University MD with applied data science training from Dartmouth's Thayer School of Engineering.



Kunjal Parikh Marketing Manager

UC Berkeley-trained in Generative AI Marketing, MBA from City University of Seattle, and a former Architect.

One of the top-ranking AI experts in the world is

One of the top-ranking AI experts in the world is building a company that the industry does not want you to see.


THE FOUNDER
Stephen Klein
Harvard MBA · Berkeley Faculty · Georgetown Author
HARVARD
Berkeley
#18
AI Expert Globally
LinkedIn influence ranking
75K
LinkedIn Followers
Zero ad spend. Under one year
50+
Podcast Appearances
Making the case in person
11
Keynote Stages
+ 3 Georgetown book deals

Stephen Klein has spent the last two years publicly showing how the AI industry has its incentives backwards.

A **Harvard MBA, Berkeley faculty member,** and exited co-founder of LOYAL3 **($100M raised, acquired)**, he has written some of the most-read essays in the field on why major generic AI platforms are quietly *erasing the livelihoods they were supposed to empower*.

Georgetown University offered him a three book deal (*the first-ever non-fiction trilogy*) built around that argument. He has been invited onto more than **50 podcasts** and **11 keynote stages** to make the case in person.

Along the way, his message grew an audience of believers from zero to more than **75,000 LinkedIn followers** *in under a year without a single dollar of ad spend.*

Curiouser AI is the company he built to prove the argument in the market rather than the op-ed page.

This is what he found.

Ready or not, half of working Americans will be on their own by 2030.

27.7 million Americans already work independently.

By the end of the decade, **Upwork projects that number to climb to roughly 86.5 million** through a boom of solopreneurs, consultants, gig workers, side hustlers, and micro-business owners.

That's more than half of our current working population in the US.

The American economy is coming apart at the seams, and **we're witnessing the beginning of the greatest economic transformation since the industrial revolution.**


THE CRISIS
The American Economy Is
Coming Apart at the Seams.
1.17M
Layoffs announced in 2025
Highest since the pandemic. Up 54% from 2024.
Source: Challenger, Gray & Christmas
2.5x
Gen Z unemployment vs. national avg
10.5% for ages 16-24. 4.2% national average.
Source: Bureau of Labor Statistics
11,200
Americans turning 65 every day
52% have <$250K saved. 59% delaying retirement.
Source: ALI Retirement Institute

A professional gig economy is being born under pressure, and the people inside it are being handed tools that erase them at the exact moment where being distinctive is the whole job.


THE OPPORTUNITY
What Will They Do?
86.5 Million Will Work for Themselves.
43M
Solopreneurs & Consultants
Selling expertise. Building reputation.
22M
Gig Workers
Platform-based. Competing for attention.
13M
Side Hustlers
Part-time freelance. Seeking stability.
8.5M
Micro-Businesses
1-5 employees. Building companies.

When 86.5 million self-employed people prompt the same AI, they lose what made them discoverable: their identity.

Few to none are supported by an agency, a marketing team, or a brand department.

Their professional identity acts as their market presence.

In order to stay competitive and mobile in the market, adoption of generative AI is naturally among its highest rates among the self-employed. But the current suite of generative AI tools were built for enterprises executing known tasks faster, which **makes the leading AI tools the wrong resource for solo professionals trying to articulate things that nobody has said before.**

The more the self-employed economy leans on shared models, the more uniform every post, bio, and proposal becomes. **LinkedIn, the premier social platform for 1B+ professionals, is already saturated with content that reads as if it came from one source, because *it did*.**

Same tools.

Same AI platforms.

Same templates.

Same playbooks.

Zero differentiation.

We call it the *Wonderland Problem*.

In Lewis Carroll's well-known story, Alice in Wonderland, Alice falls into a *world where the rules keep changing.*

She drinks a potion and shrinks. She eats a cake and grows. She changes shape so many times to fit her surroundings that when the Caterpillar asks 'Who are you?', *she cannot answer*.

This is what is happening to the self-employed economy right now.

When a consultant, a founder, or an independent advisor adopts a generative AI tool because they need to compete, to be visible, to keep up:

The generic AI reshapes their phrasing...

Then their topics...

Then their *point of view*.

At first, it feels like it is helping. But after six months of prompting the same model that everyone else is prompting, they open their LinkedIn profile and cannot explain what makes them different from the next person.

The question 'Who are you?' hangs in the air, and they do not have an answer.


THE PROBLEM WITH GENERIC AI
Don't Give Up Your Identity.
GENERIC AI
Alice trains on you, so your voice stays yours.

<u>This is the core business problem of the self-employed economy</u>**, and it is accelerating as more people reach for the same handful of models.**

Discoverability on LinkedIn, on Substack, on *any platform where attention is the currency of business, depends on being recognizably yourself.*

Generic AI is called "slop" for a reason: it's a machine for sounding like the masses.

Our solution is a personal AI, *trained on you,* that nobody else can

have.

Alice is your digital identity for thought leadership, and she is our answer to everything above.

Every installation is trained on one individual, their thinking, their advisors, their identity, and the platforms they publish to. **The longer a customer uses Alice, the more she becomes them, and the more valuable she gets.**

A personal AI built from the inside out cannot be copy-pasted to the next user, and *it cannot be easily replicated by a bigger model with a bigger checkbook*.



HOW ALICE WORKS
Your Digital Identity. Three Ways to Think.
Explore
Brainstorm trends and ideas.
Using virtual advisors: think Steve Jobs or Simon Sinek: Alice stress-tests your thinking before you publish a word.
Develop
Take an idea and expand it.
Drawing on your unique perspective and data patterns: not generic outputs: Alice builds your specific voice into every draft.
Optimize
Score and improve your work.
Using 215 scoring factors for trust and authority: Alice tells you exactly what to fix and why, before anyone else sees it.

Under the hood, **Alice runs on a philosophical system we call *Reflective AI*.**

Rather than handing the user an answer, Alice asks questions grounded in their specific situation, surfaces the perspectives they are missing, and develops their capacity to think before a single word gets published.



THE ENGINE
The Reflective AI Engine: By the Numbers.
7M+
Impressions Analyzed
245
Hidden Patterns
215
Scoring Factors
100%
Configured to You

Every piece of content is then **scored across 245 dimensions of craft, trust, and brand alignment**, with craft quality graded across 16 dimensions and trust architecture graded across 14 distinct patterns.



PROPRIETARY FRAMEWORK
Trust Architecture™
REVELATION
What hidden truth are you exposing?
Revelation Structure
Negation Opening
Accusation-in-Hook
Turn Point Location
CREDIBILITY
Why should they believe you?
Costly Signal
Evidence Position
Historical Triad
Parenthetical Intimacy
CONNECTION
Who are you uniting?
Coalition Breadth
Pronoun Architecture
Single-Sentence Punches

Alice explains the score, shows where the argument is strong, and flags the trust patterns that are missing.

Over time, **users get measurably better at articulating what makes them stand out in the market**, and Alice continuously improves sounding like them.

Lewis Carroll, author of Alice and Wonderland, said "Imagination is the only weapon in the war against reality." *That's what we're putting in people's hands.*

Originality is the new moat and *taste* decides which businesses survive.

You might be wondering, *what is the value of sounding like yourself?*

And why do it with a tool like Alice?

We're entering an age where AI is getting to the point where *it can do anything*.

When the process of creation is simplified and commodified, only the individuals with taste will build things that can survive in our new economic environment.

Reflective AI is our answer to that future.


Why Alice is Different.
Generative AI
Automate content creation
Replace the human voice
Optimize for speed + volume
Generic, detectable output
They make content.
VS
Reflective AI (Curiouser AI)
Augment human thinking
Amplify the human voice
Optimize for trust + authority
Original, authentic, yours
WE BUILD TRUST.

Our product is already working, and paying customers are sticking around because they love it.

Alice has been in the market for just under a year. *The results have surprised even us.*

🌀 200+ customers already pay $25 per month. (With $0 client acquisition cost).

🌀 60% of trial users convert to paid against an industry average of 2 to 3%.

🌀 Churn is effectively zero.

🌀 Customers are paying continuously for just under a year.

🌀 Gross margin runs at 85%.

So far, **our customer acquisition cost is effectively $0** because every paying user has come through word of mouth, Stephen's writing, or organic LinkedIn reach that grew from zero to 75,000 followers in under a year.

We are operating on a strong unit economics basis, which is rare for an early-stage AI company and deliberate on our part. We charge for the trial and we charge enough to cover our unit costs, which means *we don't have to monetize customer data to keep the lights on.*

What customers are telling us.


WHAT CLIENTS SAY
"Alice nudged me to think deeper. Before I knew it, I was uncovering root causes I hadn't even thought to look for. More than the answers, it was the questions that helped me truly understand it."
Garreth Heidt
"Alice became my business partner and coach. What emerged from our first session wasn't faster. It was better. It was mine.
One morning I woke up with something important but difficult to articulate. Alice didn't write my first Substack for me. She helped me discover what I was actually trying to say.
Other AI tools tell me what to say. They leave me feeling exhausted. Alice helps me figure out what I want to say. I leave each session clear-headed and motivated.
That's not a productivity tool. That's a thinking partner."
Pam Dodrill
Former COO, Founder · Insightful Experience
"Alice told me I was wrong, crystallized my vision, and every piece of messaging emerged from that clarity. I had been stuck on the same positioning for months. One session with Alice, and everything clicked."
Chetan Mangalwedhe

What's new: The release of our pattern intelligence engine, *Looking Glass.*

Looking Glass is our newest product release, and our *first full-scale digital identity product.*

It configures itself uniquely to every user who touches it, learning their identity, the frameworks they think in, and the platforms they publish to.

The scoring engine underneath is trained on 7 million LinkedIn impressions, a proprietary dataset that took a year to build and is not for sale, so a competitor would need to run the same experiment from scratch to approach what Alice already knows.


Looking Glass
Pattern Intelligence Engine
» Optimize yourself.
CONFIGURE
Train Alice on you.
CREATE
Create with Alice.
IDEATE
DEVELOP
OPTIMIZE


◀ PATTERN INTELLIGENCE ENGINE
TRUST ARCHITECTURE™
PRESCRIPTIVE INTELLIGENCE ▶

Technical advantages we built along the way:

🌀We balance Claude and Gemini under the hood to **optimize quality while cutting inference costs** *significantly*.

🌀We solved **persistent memory** by building a compression system that summarizes conversation history as the context window fills, working the way human memory does.

🌀We built a **design-to-production pipeline** that takes a product from LLM prototype to deployed SaaS in a faster than ever.

🌀As we raise, we plan to **transition to an open-sourced foundation**, give us **total control over privacy and security**, and **unlock enterprise deployments** on customer-owned servers.

What's next: Our roadmap is stacked around rapid expansion.


PRODUCT ROADMAP
What's Coming Next.
Q1 2026
Looking Glass Launched
Q1–Q2 2026
Merge Alice and Looking Glass
Q2 2026
Release Cascade Engine
Q2–Q3 2026
Release Alice Enterprise

Now. Looking Glass launched this month as a standalone digital identity product.

Next. A unified platform merging Alice and Looking Glass into a single hub with user profile-awareness, so users can brainstorm, position, and publish all in one place.

Q2 2026. Cascade Engine, a 10-framework decomposition system that turns one piece of source thinking into 5 to 30+ scored posts. **We expect this to be the highest-value feature on the roadmap.**

H2 2026. Alice Enterprise. Organization-level DNA trains Alice on the company, then configures a personal identity for every employee inside it. Includes content library, score analytics, multi-user deployment, and white-labeled servers for enterprises that need absolute privacy.


Alice Enterprise
API
» Scale your organization.
DNA
Train Alice on your organization.
CONFIGURE
Train Alice on each person.
CREATE
Create with Alice.
IDEATE
DEVELOP
OPTIMIZE
◀ PATTERN INTELLIGENCE ENGINE
TRUST ARCHITECTURE™
PRESCRIPTIVE INTELLIGENCE ▶

Our pricing structure and why that matters for investors.

Most generic AI companies are subsidized by venture capital and survive by harvesting user data. We took the opposite path *on purpose*.

Trials are paid, the subscription is $25 a month, there is no free tier, and customer data is not sold or used to train the underlying models. **Because our unit economics work from day one, we don't have to choose between our users and our runway.**

The result is a business running at 85% gross margins with near-zero churn, where **customers stay because the product makes them sharper and more valuable as a** unique online presence.

When the broader AI market eventually has to reckon with unit economics...*we'll already be on the other side of that conversation*.




YOUR DATA IS NOT FOR SALE.
With 85%+ gross margins, we don't need to monetize your data to survive. We don't have to choose between our users and our runway.

The raise: $2M to accelerate a product the market has already validated.


$2M
Seed Round
USE OF FUNDS
Where the capital goes.
Go-to-Market & Acquisition $700K 35%
Product & Engineering $600K 30%
Ops & Compliance $40K 2%
B2B Sales Motion $360K 18%
Team & Hiring $240K 12%
Reserve $60K 3%

Our north star is weekly returning paid users, because if someone keeps coming back, we have genuinely changed how they think.

Through this round, Curiouser will be targeting growth through a 24-month sprint aimed at $3M ARR.

Our product is by the people & for the people, so we're opening our doors to devote this raise to *our community*.


THE MILESTONE
$3M
ARR: 24 Months
B2C Users
$25/month per user
10,000
Enterprise Deals
High-margin, recurring revenue
+

**Results not guaranteed*

A letter from Founder Stephen Klein: Why we're raising on Wefunder instead of venture capital.

> *"At LOYAL3, I was part of a three-person co-founding team that raised $100 million from venture capital.*
>
> *I saw what that path costs, the compromises, the pressure, the way the cap table eventually dictates the company.*
>
> *I then spent six years running innovation and marketing for Dentons, the largest law firm on earth, advising lawyers and clients across fifteen countries on AI ethics. My workshops were accredited by the American Bar Association for Continuing Legal Education credit.*
>
> *I watched generative AI get deployed at an institutional scale, and I watched who gained from it and who lost.*
>
> *That experience is why I'm building Curiouser differently. The business model is the argument, AI that works for the people using it, not extracted from them, and the cap table has to match.*
>
> *Most generic AI companies are subsidized by venture capital and survive by harvesting user data. We took the opposite path on purpose."*

Our promise for your future.

While everyone else is building AI to replace you...

We built Alice to *help you become irreplaceable.*

Trust will be the moat in the next decade of AI.

Come build with us ❤️

Podcast/Media:

- Featured **HubSpot Article** https://startups.hubspot.com/magazine/issue02/stephen-klein-through-the-looking-glass
- Featured in **AI Journal** https://aijourn.com/should-we-hire-ai-rather-than-implement-it/
- Podcast **“AI Won’t Take Your Job”** https://m.youtube.com/watch?v=zC-DGVRVg8w
- Podcast **"Rethinking AI & Agentics with Curiouser.ai"** https://www.youtube.com/watch?v=0cp8cnYwyBA
- Podcast https://www.youtube.com/watch?v=SJQoym3gvv8